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                                                                  Exhibit (a)(3)

                         PULASKI FURNITURE CORPORATION
                                 P.O. Box 1371
                              One Pulaski Square
                            Pulaski, Virginia 24301

                                 April 7, 2000

Dear Shareholder:

  We are pleased to report that Pulaski Furniture Corporation has entered into an agreement and plan of merger with Pine Holdings, Inc., a Virginia corporation, and its wholly owned subsidiary Pine Acquisition Corp., a Virginia corporation, that provides for the acquisition of Pulaski Furniture by Pine Holdings at a price of $22.50 per share in cash. Under the terms of the proposed transaction, Pine Acquisition is today commencing a cash tender offer for all outstanding shares of Pulaski Furniture's common stock at $22.50 per share.

  Following the successful completion of the tender offer, Pine Acquisition will be merged with and into Pulaski Furniture and all shares (other than shares held by Pulaski Furniture's senior management and Pine Holdings) not purchased by Pine Aquisition in the tender offer will be converted into the right to receive $22.50 per share in cash in the merger. Certain members of Pulaski Furniture's senior management team, including Randolph V. Chrisley, Ira S. Crawford, Jack E. Dawson, James S. Dawson, Carl W. Hoffman, James H. Kelly, Paul T. Purcell, James W. Stout, John C. Wampler, and Raymond E. Winters, Jr., have agreed that their shares will be exchanged for equity and debt interest in Pine Holdings as part of the Merger.

  At a meeting on March 29, 2000, our Board of Directors, by unanimous vote of all directors, based on, among other things, the unanimous recommendation of a Special Committee comprised of all the directors other than Mr. Wampler, has approved the tender offer and determined that the terms of the tender offer and the merger, taken together, are fair to, and in the best interests of, Pulaski Furniture and its shareholders, other than the management shareholders. Accordingly, the Board of Directors recommends acceptance of the tender offer and approval and adoption of the agreement and plan of merger by the shareholders of Pulaski Furniture.

  In arriving at its recommendations, the special committee and the Board of Directors gave careful consideration to a number of factors. These factors included the opinion dated March 29, 2000 of BB&T Capital Markets, a division of Scott & Stringfellow, Inc., financial advisor to the Special Committee, to the effect that, as of that date and based upon and subject to certain matters stated in such opinion, the cash consideration of $22.50 per share to be received by Pulaski Furniture shareholders (other than the Management Shareholders, Pine Holdings, Pine Acquisition and their affiliates) in the offer and the merger was fair from a financial point of view to such shareholders.

  Accompanying this letter is a copy of the Pulaski Furniture's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Pine Acquisition's Offer to Purchase and related materials, including a Letter of Transmittal for your use in tendering shares. We urge you to read carefully the enclosed materials, including BB&T Capital Markets' opinion, which is attached to the Schedule 14D-9.

  We thank you for the support you have given Pulaski Furniture.

                                          Sincerely

                                          /s/ Harry H. Warner
                                          Harry H. Warner
                                          Chairman of the
                                           Board